UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Notice of Results of 2020 Annual General Shareholders’ Meeting held on November 20, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: November 20, 2020

Item 1

NOTICE OF RESULTS OF
2020 ANNUAL GENERAL SHAREHOLDERS’ MEETING
ARCOS DORADOS HOLDINGS INC.

Arcos Dorados Holdings Inc. (NYSE:ARCO) (“Arcos Dorados” or the “Company”) hereby announces the results of its Annual General Shareholders’ Meeting (the “Meeting”) held in Buenos Aires, Argentina on November 20, 2020. At the meeting all of the proposals were approved by the required majority of shareholders. The proposals were as follows:

1.	Consideration and approval of the Financial Statements of the Company corresponding to the fiscal year ended December 31, 2019, the Independent Report of the External Auditors E&Y (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), and the Notes corresponding to the fiscal year ended December 31, 2019.

2.	Appointment and remuneration of E&Y (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), as the Company’s independent auditors for the fiscal year ended December 31, 2020.

3.	Election of the following persons as Class III Directors of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders’ Meeting to be held in the calendar year 2023:

a.	Mr. Michael Chu

b.	Mr. Jose Alberto Velez

c.	Mr. Jose Fernandez

Woods Staton

Executive Chairman of the Board